First Family Financial Corporation
Corporate Office
2801 South Bay Street
Eustis, Florida 32726-6503

July 25, 1996

Dear Valued Shareholder:

     On Wednesday, July 17, 1996 your Board of Directors voted to enter into a definitive agreement to merge First Family Financial Corporation, Inc. into Colonial BancGroup, Inc. Under this agreement, First Family Bank, a subsidiary of First Family Financial Corporation will become a wholly-owned subsidiary of Colonial BancGroup. Colonial will pay $23.50 per share, half in cash and half in stock, for First Family Financial Corporation's outstanding stock, a total value of $12.8 million. The merger is subject to approvals by Regulators and First Family Financial shareholders, and should be completed by year end.

     The management of your bank feels that a partnership with Colonial BancGroup is both strategically and financially compelling.

     Though  First  Family  had a  very  successful  year  with  net  income  of
$1,417,000, strategically, many industry experts believe that it will become increasingly difficult for a small bank with limited capital to co-exist and prosper in the future financial arena with mega-banks and large non-bank financial intermediaries. Furthermore, regulatory changes brought about in the course of rebuilding the FDIC's Savings Association Insurance Fund have put Savings Banks like First Family at a competitive disadvantage. Currently, First Family pays 23 cents per each $100 of deposits for FDIC deposit insurance coverage, whereas, most commercial banks pay no deposit insurance premiums since the Bank Insurance Fund is fully capitalized. In addition, Congress is now considering legislation that would impose a one-time assessment to resolve the shortfall in the Savings Association Insurance Fund. Based on current projections, that assessment could result in a $1.258 million charge to First Family's Capital account. In anticipation of this regulatory assessment, First Family took strong positive steps throughout the 1995 - 1996 fiscal year to bolster the capital account. During the latter part of 1995, our industry was allowed a one time opportunity to reclassify investment securities. Our action resulted in $335,000 of gains realized on the sale of mortgage backed securities. In addition, in early 1996 we sold approximately $19 million of mortgage loan servicing which netted First Family over $208,000.

     Colonial BancGroup is a multi-bank holding company headquartered in Montgomery, Alabama with assets of $4.5 billion and 127 full service offices in Alabama, Florida, Georgia and Tennessee. Recently, Colonial completed the acquisition of Southern Bank of Central Florida, a large independent bank, in Orlando, Florida.

     In addition to an extensive Bank branch network, which also includes branches in Wal-Mart Supercenters, and 67 automated teller machines in Alabama Wal-Mart stores, Colonial BancGroup is the parent company of Colonial Mortgage, one of the 10 largest mortgage banking companies in the United States. C olonial Mortgage has 21 offices in 11 states from Seattle to Orlando. It services a loan portfolio approximating $10 billion. Combining a mortgage firm with an extensive bank branching network produces a financial group with a strong focus on home mortgages and other real estate lending. This represents a good fit with First Family Bank's home lending mission.

     A partnership with Colonial BancGroup will be good for First Family's shareholders, customers and employees. In addition to a cash payout, First Family shareholders will receive Colonial BancGroup stock. First Family shareholders then have the option to retain the stock which is listed and traded on the New York Stock Exchange under the symbol CNB. We are proud of the services First Family has provided to our community over the past 60 years, and we are pleased that Colonial has a strong reputation for community banking. For our employees, a partnership with Colonial presents expanded career opportunities.

     Finally, since our conversion to a stock company, our major focus has been the enhancement of shareholder value. The Directors and Management of First Family believe that a merger with Colonial BancGroup supports this goal.

As always, thank you for your support.


Very truly yours,


David M. Shepherd
- -----------------
David M. Shepherd
President and Chief Executive Officer

DMS/ss

A copy of the press release announcing the merger is attached for your information.